Soundstorm Digital, Inc.	Suite 1500 – 885 West Georgia Street Vancouver, British Columbia V6C 3E8 Phone: 604-861-8980 E-Mail: glee.amc@gmail.com

November 26, 2013

To:	Barbara C. Jacobs, Assistant Director
Or Luna Bloom, Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Soundstorm Digital, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed November 1, 2013
File No.: 333-189112

Dear Ms. Jacobs:

Soundstorm Digital, Inc., a Nevada corporation (the “Registrant”), has received and reviewed the Commission’s letter dated November 18, 2013 (the “SEC Letter”), pertaining to the Registrant’s Amended Registration Statement on Form S-1/A (the “Filing”) as filed with the Commission on November 1, 2013.

Risk Factors

“We are currently considered a ‘shell company’…,” page 10

1.

We note your disclosure added in response to prior comment 2. Please clarify in this risk factor that because you are a shell company, the Rule 144 safe harbor is not available for the resale of any restricted securities issued by you in any subsequent unregistered offering and also revise the related disclosure on the outside front cover of your prospectus and on page 4. In addition, expand this risk factor to clarify that because of your shell company status, your ability to attract additional funding to sustain your operations through subsequent unregistered offerings may be significantly limited. Also, please revise the disclosure in the risk factor on page 10 beginning “All of our issued and outstanding common shares are restricted under Rule 144” to discuss the restrictions on resales in reliance on Rule 144 as a result of your status as a shell company.

The registrant has revised the front cover of the prospectus, the prospectus summary on page 4 and the risk factor on page 10 to clarify the non-availability of the Rule 144 safe harbor.

“If we have not filed a Form 8A and have less than 300 record shareholders…,” page 10

2.

We note the risk factor added on page 10 in response to our prior comment 3. Please revise the reference to the “Securities Act of 1945” to refer to the “Securities Exchange Act of 1934.” Please also clarify that your reporting obligations will be automatically suspended at on the first day of any fiscal year, other than the year in which your registration statement becomes effective, in which you have fewer than 300 record holders of the class of securities offered under this registration statement

The Registrant has amended the registration statement to revise the risk factor on page 10.

United States Securities and Exchange Commission

Re: Soundstorm Digital, Inc.

November 26, 2013

Selling Security Holders, page 12

3.

We note the addition of footnotes 4-7 in response to prior comment 5. Please revise further to clarify, if true, that each of the natural persons named in those footnotes holds sole voting and investment power over the securities owned by those legal entities.

The registration statement has been revised to disclose the individuals that hold sole voting and investment power for each corporate shareholder.

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

Market Information, page 20

4.

We note your revised disclosure in response to prior comment 7, however, it does not appear that you have addressed in this section the restrictions on resales in reliance on Rule 144 as a result of your status as a shell company. Please revise.

The Registrant has revised the disclosure to further specify the inability of its shareholders to rely on Rule 144.

Financial Statements, page 23

5.

Update the financial statements pursuant to Rule 8-08 of Regulation S-X.

The amended registration statement has been revised to include reviewed financial statements through the period ended September 30, 2013, as has revised financial disclosures throughout, accordingly.

If any questions or comments, feel free to contact the undersigned at tel: (604) 861-8980.  Alternatively, you may contact Randall Brumbaugh, U.S. counsel for the Registrant, at tel: (626) 335-7750.

Sincerely,

/s/ Geoffrey Lee

Geoffrey Lee

President